*AB 3/20

PUBLIC DOCUMENT

[redacted]

14049208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-69266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/10/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidity Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Station Place, 5th Floor
(No. and Street)

Stamford	NY	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarke Gray (212) 916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/26

OATH OR AFFIRMATION

I, Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidity Finance, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

MICHAEL F. CREED 2/20/14
Notary Public, State of New York
Qualified in New York County
No. 01CR6254579
My Commission Expires 01-17-2016

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIQUIDITY FINANCE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

LIQUIDITY FINANCE, LLC

CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

INDEPENDENT AUDITORS' REPORT

To the Member
of Liquidity Finance, LLC

Report on the Financial Statements

We have audited the accompanying financial statement of Liquidity Finance, LLC (the "Company"), which comprises the statement of financial condition as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Liquidity Finance, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2014

Liquidity Finance LLC
Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 142,063
Receivable from broker - clearing deposit	99,970
Total allowable assets	242,033
Accounts receivable	1,600
Fised asset at cost, net of accumlated depreciation of $11,959	33,253
Other assets	49,787
Total non-allowable assets	84,640
TOTAL ASSETS	$ 326,673
LIABILITIES AND MEMBERS' CAPITAL	
Accounts payable	$ 32,502
TOTAL LIABILITIES	32,502
Members' Capital	294,171
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 326,673

See notes to financial statement.

NOTE 1 - NATURE OF BUSINESS

Liquidity Finance LLC (the "Company") was chartered by the State of Delaware as a Limited Liability Company ("LLC") on March 18, 2013. The purpose of the corporation is to carry on a general brokerage and financial business. The Company is owned by Liquidity Finance, LLP (the "Owner Member"), a London based broker dealer.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its sole office in Stamford, CT.

The Company is licensed to broker corporate and government debt.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business.

FIXED ASSETS

Fixed assets, comprised of office equipment and desktop computers, are recorded at cost net of depreciation.

INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. During the period September 10, 2013 through December 31, 2013, the Company had no income derived from U.S. jurisdictions that would impose tax on it. The Company has no uncertain tax positions. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state taxes.

NOTE 3 – RECEIVABLE FROM BROKERS

The amount due from brokers at December 31, 2013 includes the required clearing deposit pursuant to the Clearing Agreement. At December 31, 2013, there were no other amount due since trading operations were not approved by the Clearing Broker until January, 2014.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.667% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $209,531, which exceeded required net capital by $204,531, and a total aggregate indebtedness of $32,502. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1 at December 31, 2013.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE 7 – COMMITMENTS

The Company has an office lease for its only office in Stamford, Connecticut which commenced during 2013 and terminates on May 30, 2015. Lease payments for 2014 and 2015 related to this commitment will be $97,605 and $40,669, respectively.